





18005781

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 67414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2017   AND ENDING   12/31/2017

                      MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIMB Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Ave
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP

(Name -- if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Jose Lanuza _____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ CIMB Securities (USA), Inc. _____ , as of
_____ December 31, 2017 _____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Executive Officer
Title

_____See attached jurat_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of <u>SAN DIEGO</u>

Subscribed and sworn to (or affirmed) before me on this <u>27th</u> day of <u>February</u>, 20<u>18</u>, by <u>JOSE LANUZA</u>

_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal)   Signature _Christina Hough_

CIMB SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

CIMB Securities (USA), INC.
Index
As of December 31, 2017



COHN⦻REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of CIMB Securities (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIMB Securities (USA), Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CIMB Securities (USA), Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CIMB Securities (USA), Inc.'s management. Our responsibility is to express an opinion on CIMB Securities (USA), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CIMB Securities (USA), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as CIMB Securities (USA), Inc.'s auditor since 2014.

CohnReznick LLP

Roseland, New Jersey
February 28, 2018

CIMB Securities (USA), INC.
Statement of Financial Condition
As of December 31, 2017

Assets

Cash and cash equivalents	$ 3,696,698
Receivable from brokers	1,280,694
Commissions receivable, affiliates	277,697
Due from affiliates and Parent	7,700
Property and equipment, net	139,236
Prepaid expenses and other assets	597,957
Total	$ 5,999,982

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 324,736
Due to affiliates	1,598,498
Total	1,923,234

Liabilities subordinated to claims of general creditors   1,700,000

Stockholder's Equity

Preferred stock, $1 par value, 100,000 shares authorized; none issued and outstanding	-
Common stock, $1 par value, 5,000,000 shares authorized; 4,560,000 shares issued and outstanding	4,560,000
Additional paid-in capital	8,023,803
Accumulated deficit	(10,207,055)
Total stockholder's equity	2,376,748
Total Liabilities and Stockholder's Equity	$ 5,999,982

The accompanying notes are an integral part of the statement of financial condition.

CIMB Securities (USA), INC.
Notes to the Statement of Financial Condition
As of December 31, 2017

1.   **Nature of business and summary of significant accounting policies**

Nature of Business

CIMB Securities (USA), Inc. (the "Company") was formed in Delaware on March 28, 1996 to become a registered broker-dealer in the United States ("U.S."). In May 2007, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is a wholly-owned subsidiary of CIMB Securities International Pte. Ltd. (the "Parent"). The Company operations consist primarily of engaging in institutional brokerage that is in the business of affecting U.S. institutions in Asian regional equity markets.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Southeast Asian securities, with such transitions being executed by the affiliate. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the affiliate's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the U.S. with U.S. customers pursuant to the provisions of Rule 15a-6(a)(3).

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management through the date of the financial statement.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP fair value hierarchy, inputs used in measuring fair value maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and

1. **Nature of business and summary of significant accounting policies (continued)**

   Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

   regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

   Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

   Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

   The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

   Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

   As of December 31, 2017, financial instruments owned by the Company consist of cash and cash equivalents. No Level 1, Level 2 or Level 3 financial instruments were owned by the Company as of December 31, 2017.

   Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computers	3 years	Straight-line
Office equipment	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

4

CIMB Securities (USA), INC.
Notes to the Statement of Financial Condition
As of December 31, 2017

1. **Nature of business and summary of significant accounting policies (continued)**

   Revenue Recognition

   Commission revenue, which is earned from affiliates and Goldman Sachs Execution and Clearing, L.P., and related commission expenses are recorded on a trade-date basis. The Company earns commissions as an introducing broker for the transactions of its customers.

   Other income consists of research services provided by the Company to third parties. Research services are provided to various customers and are billed as services are provided. Other income also includes revenues earned from private placements of Southeast Asian listed equity securities, which are all earned from affiliates. Referral fees from Citigroup are also included in other income. In addition, the Company receives service revenue from the Taiwan and India affiliates. Revenue is earned upon final execution of each deal.

   In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09.

   In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

   The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

   Income Taxes

   The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. **Nature of business and summary of significant accounting policies (continued)**

   Income Taxes (continued)

   The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

   In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously taken could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2014. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management is unaware of any uncertain tax positions.

   Use of Estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Foreign Currency Translation

   The Company's reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

   Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates. The effect of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated is recorded as foreign currency transaction gain (loss).

CIMB Securities (USA), INC.
Notes to the Statement of Financial Condition
As of December 31, 2017

1. **Nature of business and summary of significant accounting policies (continued)**

    Commissions Receivable, Affiliates

    The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. For the year ended December 31, 2017, there were no commission receivables written off. There are no allowances at the end of the year.

2. **Property and equipment**

    Details of property and equipment at December 31, 2017 are as follows:

Furniture and fixtures	$	192,787
Computers		355,319
Office equipment		22,042
Leasehold improvements		108,235
		678,383
Less accumulated depreciation and amortization		(539,147)
	$	139,236

3. **Liabilities subordinated to claims of general creditors**

    At December 31, 2017, the Company had a subordinated loan with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan in the amount of $1,700,000 was originally scheduled to mature on February 28, 2010. This subordinated loan was amended, after approval from FINRA, extending the maturity date to February 28, 2019. The subordinated loan bears interest at 4.5% per annum. Interest payable of $155,338 is included in due to affiliates as of December 31, 2017.

4. **Net capital requirement**

    As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $3,054,000, which was approximately $2,804,000 in excess of its minimum requirement of $250,000.

5.   **Related party transactions**

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker dealers and banking institutions, are beneficially owned by the ultimate parent, CIMB Group Sdn Bhd. Some of these transactions are denominated in foreign currencies.

Included in the statement of operations are revenues and expenses resulting from various securities trading activities with certain affiliates, as well as fees for support services including IT, finance, and management performed by CIMB Securities (Singapore) Pte. Ltd.

Commissions Receivable, Affiliates

The Company introduces all of its securities transactions to various related parties who act as clearing brokers in the designated markets. As part of the commissions receivable balance, affiliates represents commissions of approximately $262,000, due to the Company as a result of these transactions.

Due from Affiliates and Parent

The Company has amounts of approximately $8,000 due from its affiliates and Parent, CIMB Group Sdn Bhd, related to sharing of certain operating costs as of December 31, 2017.

Due to Affiliates and Parent

The Company has amounts of approximately $966,000 due to its affiliates and Parent related to the transfer pricing update. Approximately $632,000 is due to its affiliates and Parent for other arrangements as of December 31, 2017.

Floor Brokerage, Exchange, and Clearance Fees

The Company reported approximately $543,000 of clearing expense paid to affiliates. These amounts are recorded in the statement of operations.

6.   **Receivable from broker**

The Company clears securities transactions through related parties and has a clearing agreement with Goldman Sachs Execution, and Clearing L.P. The Company is required to maintain a clearing deposit of $200,000 on hand.

7.   **Income taxes**

At December 31, 2017, the Company has a federal net operating loss carryforward ("NOL") of approximately $9,033,000 for federal and New York State and city income tax purposes, expiring in 2036. The NOL creates a cumulative deferred tax asset of approximately $2,123,000 as of December 31, 2017. The Company also recorded a valuation allowance of $2,123,000 due to the uncertainty of realizing the future tax benefit. The calculation of the deferred tax asset and the related valuation allowance has been adjusted for the new corporate tax rates. The valuation allowance decreased from $2,363,000 at December 31, 2016 to $2,123,000 at December 31, 2017.

8. **Concentrations of credit risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

9. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and k(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. **Commitments**

The Company entered into a new lease for its primary office space and plans to move in February 2018. The Company has a security deposit of $140,793 required under this lease, which is included in the accompanying statement of financial condition in prepaid expenses and other assets as of December 31, 2017. In addition, the Company has a security deposit with its existing office space of $288,000, which is also included in the accompanying statement of financial condition in prepaid expenses and other assets as of December 31, 2017 and is expected to be returned once the company moves out. Approximate minimum annual payments, including utilities, under this operating lease agreement are as follows:

Year Ending December 31,

2018	$	221,247
2019		244,046
2020		246,977
2021		249,908
2022		252,839
Thereafter		21,090
	$	1,236,107

11. **Employee retirement plan**

In June 2010, the Company established a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements.

CIMB Securities (USA), INC.
Notes to the Statement of Financial Condition
As of December 31, 2017

12. Subsequent Events

On January 29, 2018, the subordinated loan agreement was amended to extend the maturity date to February 28, 2022.

On February 6, 2018, FINRA granted the continuing membership application of CIMB Securities (USA), Inc. , (the "Firm") with regard to its request for a change in ownership as a result of China Galaxy International Financial Holding Limited seeking to purchase 50.0 % of the Firm's sole direct owner, CIMB Securities International Pte. Ltd.

As a result of the ownership changes at the Parent level, the Company changed its name to CGS-CIMB Securities (USA), Inc., effective February 13, 2018. In addition, the Parent changed its name to CGS-CIMB Securities International Pte. Ltd.